Blucora, Inc.
601 108th Avenue NE, Suite 1200
Bellevue, WA 98004

September 26,2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Re: Blucora, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 9, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Filed May 10, 2012

File No. 000-25131

Dear Ms. Collins and Ms. Kindelan:

Blucora, Inc. (the "Company") hereby advises the staff of the Securities and Exchange Commission (the "Staff") that the Company has received the Staff's letter dated September 13, 2012 (the "Comment Letter"), regarding the Staff's review of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2011 and its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2012. Our responses to each comment are provided below. For the Staff's convenience, the comment from the Comment Letter is restated in bold italics prior to our response to that comment.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Notes to the Condensed Consolidated Financial Statements

1. We note from your response to prior comment 2 that you will not provide phone support until a taxpayer pays for the Deluxe or Ultimate service. You further state that once a customer has paid for such services, revenue is allocated to the phone tax payer support service and recognized over the period that the services are delivered, which is typically when the returns are e-filed or printed. Please explain further when you recognize revenue for the other elements included in your SaaS arrangements. In this regard, your response to comment 4 in your letter dated June 20, 2012 indicates that online paid services contain three elements: (i) online tax preparation services, (ii) phone support services and (iii) the e-filing of the return. Assuming your customer pays for these online services prior to filing their return, tell us how you determine the fair value for each of these elements and when you recognize revenue for such services. In addition, please provide the proposed revised disclosures that you intend to include in your future filings.

Response: For customers who pay for the services prior to e-filing their return, we determine the relative selling price of the services provided (online tax preparation services and phone support services) using vendor specific objective evidence of fair value (VSOE) of those services when sold on a stand-alone basis. E-filing does not have stand-alone value as it is not sold separately to online customers on an individual basis and is perfunctory to the tax preparation process. As such, the e-filing of the return and the online tax preparation services are treated as one unit of accounting.

Revenue is allocated to the online tax preparation services and phone support services on a relative selling price basis. The phone support services revenue is recognized over the service period, which expires at the point the customer e-files or prints their return. Revenue for tax preparation services is deferred and recognized at the point when the customer e-files or prints their return.

Historically the vast majority of customers pay for the service and e-file within the same period in which the services are provided.

The Company's revised disclosure related to revenue recognition that will be included in future filings is below. Product revenue is less than ten percent of total revenue and segment revenue and thus is not disclosed separately on the face of the financial statements.

"Tax Preparation Revenue Recognition: The Company derives revenue from the sale of tax preparation online services, ancillary service offerings, tax preparation packaged software products, and multiple elements arrangements that may include a combination of these items. Ancillary service offerings include tax preparation support services, data archive services, bank or reloadable pre-paid debit card services, and efiling services. These revenues are recorded in the Tax Preparation segment. The Company recognizes revenue for the Tax Preparation segment when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, the Company has delivered the product or performed the service, the fee is fixed or determinable, and collectability is probable. Determining whether and when these criteria have been satisfied involves exercising judgment and using estimates and assumptions that can have an impact on the timing and amount of revenue that the Company recognizes.

The Company's service revenue consists primarily of hosted tax preparation online services, tax preparation support services, data archive services, and efiling services. The Company recognizes revenue from these services as the services are performed and the four revenue recognition criteria described above are met.

The Company recognizes revenue from the sale of its package software products when legal title transfers. This is generally when its customers download products from the Web or when it ships the products.

The bank or reloadable prepaid debit card services are offered to taxpayers as an option to receive their tax refunds in the form of a prepaid bank card or to have the fees for the product and/or services purchased by the customer deducted from their refund. Revenue for this fee is recognized when the four revenue recognition criteria described above are met; for some arrangements that is upon filing and for other arrangements that is upon cash receipt.

For products and/or services that consist of multiple elements, the Company must: (1) determine whether and when each element has been delivered; (2) determine the fair value of each element using the selling price hierarchy of vendor-specific objective evidence ("VSOE") of fair value if available, third-party evidence of fair value if VSOE is not available, and estimated selling price if neither VSOE nor third-party evidence is available; and (3) allocate the total price among the various elements based on the relative selling price method. Once the Company has allocated the total price among the various elements, it recognizes revenue when the revenue recognition criteria described above are met for each element.

For the multiple-element arrangements, the Company has established VSOE for all units of accounting based on historical prices charged for each unit on an individual basis. As VSOE has been established, the revenue attributable to each element is recognized separately.

In some situations, the Company receives advance payments from its customers. The Company defers revenue associated with these advance payments and recognizes the allocated consideration for each element when the Company ships the products or performs the services, as appropriate."

In connection with the foregoing responses to the Comment Letter, we hereby acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request that the Staff contact the undersigned at (425) 201-8869 with any questions or comments regarding this letter.

Respectfully Submitted,

BLUCORA, INC.

/s/ Eric Emans

Eric Emans

Chief Financial Officer